UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction):

[X]	Merger

[ ]	Liquidation

[ ]	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Dreyfus Strategic Governments Income, Inc.

3.	Securities and Exchange Commission File No.: 811-5552

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[x]	Initial Application	[ ]	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code): c/o The Dreyfus Corporation 200 Park Avenue New York, NY 10166

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

David Stephens, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, NY 10038
(212) 806-6138

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, ..31a-2]:

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166
(212) 922-7000

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one): [x] Management company; [ ] Unit investment trust; or [ ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[ ]	Open-end	[x]	Closed-end

10.	Date the fund file a notification of registration under section 8(a) of the Act [15 U.S.C. 80a-8(a)]: May 3, 1988

11.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Maryland

12.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Investment Adviser: The Dreyfus Corporation, 200 Park Avenue, New York, NY 10166

Sub-Investment Adviser: Sinopia Asset Management, 66 Rue de la Chaussee d'Antin Paris, France 75009

13.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated: None

14.	If the fund is a unit investment trust ("UIT") provide: (a) Depositor's name(s) and address(es): (b) Trustee's name(s) and address(es):

15.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)? [ ] Yes [x] No

If Yes, for each UIT state:	Name(s): File No.: 811- Business Address:

16.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[x] Yes     [   ] No

If Yes, state the date on which the board vote took place: June 27, 2000

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[x] Yes     [   ] No

If Yes, state the date on which the shareholder vote took place: September 15, 2000

If No, explain:

II.	Distributions to Shareholders

17.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation? [x] Yes [ ] No

(a) (b) (c) (d) (e)	If Yes, list the date(s) on which the fund made those distributions: September 22, 2000

Were the distributions made on the basis of net assets?

[x] Yes      [  ] No

Were the distributions made pro rata based on share ownership?

[x] Yes     [  ] No

If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Liquidations only:
Were any distributions to shareholders made in-kind?

[  ] Yes     [  ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

18.	Closed-end funds only: Has the fund issued senior securities? [ ] Yes [x] No If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

19.	Has the fund distributed all of its assets to the fund's shareholders? [x] Yes [ ] No If No,

(a) (b)	How many shareholders does the fund have as of the date this form is filed? Describe the relationship of each remaining shareholder to the fund:

20.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[  ] Yes    [x] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

21.	Does the fund have any assets as of the date this form is filed? (See question 18 above) [ ] Yes [x] No If Yes,

(a) (b) (c)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

Why has the fund retained the remaining assets?

Will the remaining assets be invested in securities?

[ ] Yes [ ] No

22.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities? [ ] Yes [x] No If Yes,

(a) (b)	Describe the type and amount of each debt or other liability: How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

23.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i) (ii) (iii) (iv)	Legal expenses: $99,000 Accounting expenses: $10,000 Other expenses (list and identify separately): $20,000 outside proxy solicitation firm Total expenses (sum of lines (i)-(iii) above): $129,000

(b) (c) (d)	How were those expenses allocated? Pro rata according to the aggregate net assets of the fund and the surviving fund

Who paid those expenses? The fund and the surviving fund

How did the fund pay for unamortized expenses (if any)? N/A

24.	Did the fund file an application for an order of the Commission regarding the Merger or Liquidation?

[  ] Yes     [x] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

25.	Is the fund a party to any litigation or administrative proceeding? [ ] Yes [x] No If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

26.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[  ] Yes     [x] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

(a) (b) (c)	State the name of the fund surviving the Merger: Dreyfus A Bonds Plus, Inc.

State the file number of the fund surviving the Merger: 811-2625

If the merger or reorganization agreement has been filed with the Commission, state the file number and date the agreement was filed: 333-40706, Form N-14, filed on June 30, 2000.

(d)	If the merger or reorganization agreement has not been filed with the Commission, attach a copy of the agreement as an exhibit to this form.

VERIFICATION

          The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Dreyfus Strategic Governments Income, Inc., (ii) he is the Secretary of Dreyfus Strategic Governments Income, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/John B. Hammalian John B. Hammalian Secretary